Exhibit 99.12
VIA EDGAR

TO:     United States Securities and Exchange Commission

Re:      Keegan Resources Inc. (the "Company")
            Annual Report on Form 40-F
            Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended March 31, 2012, and any amendments thereto (the "Annual Report"), as filed by the Company with the United States Securities and Exchange Commission. The Annual Report incorporates by reference, among other things, the Company's Management Discussion and Analysis for the financial years ended March 31, 2012 and 2011 (the "MD&A).

I, Andrea Zaradic, P. Eng., DO HEREBY CONSENT, to:

●   the use of my name and the disclosure of my involvement in the preparation of information that forms the basis for disclosure of a technical and scientific nature related to the Company's Esaase gold project, Ghana, contained in the MD&A; and

●   the inclusion and incorporation by reference of such information in the Annual Report.

Dated the 10th of January, 2013

/s/ Andrea Zaradic

Andrea Zaradic, P. Eng.